Exhibit 12.1

Saul Centers, Inc.

Earnings to Fixed Charges

(In thousands, except ratios)

	Nine Months Ended		Years Ended December 31,
	9/30/2012		2011		2010		2009		2008		2007
Ratio of Earnings to Fixed Charges
Total revenue	$142,158		$174,360		$163,546		$160,968		$160,188		$150,442
Operating expenses	115,113		140,445		119,728		115,769		113,751		105,088

Operating income	27,045		33,915		43,818		45,199		46,437		45,354
Non-Operating Items:
Loss on early extinguishment of debt	—		—		(5,405)		(2,210)		—		—
Acquisition related costs	—		(2,534)		(1,179)		—		—		—
Decrease in fair value of derivatives	(2)		(1,332)		—		—		—		—
Gain on sales of property	1,057		—		—		—		—		—
Gain on casualty settlements	219		245		2,475		329		1,301		139

Income from continuing operations	28,319		30,294		39,709		43,318		47,738		45,493

Fixed Charges
Interest and amortization of deferred debt expense	37,660		45,475		34,958		34,689		34,278		33,855
Interest portion of rental expense	133		26		72		114		153		190
Capitalized Interest	19		1,896		7,196		5,989		4,159		2,889

Total fixed charges	37,812		47,397		42,226		40,792		38,590		36,934

Less: Capitalized Interest	(19)		(1,896)		(7,196)		(5,989)		(4,159)		(2,889)

Earnings	$66,112		$75,795		$74,739		$78,121		$82,169		$79,538

Fixed charges and preferred dividends:
Total fixed charges	$37,812		$47,397		$42,226		$40,792		$38,590		$36,934
Preferred stock dividends	11,355		15,140		15,140		15,140		13,453		8,000

Total fixed charges and preferred dividends	$49,167		$62,537		$57,366		$55,932		$52,043		$44,934

Ratio of earnings to fixed charges	1.75	X	1.60	X	1.77	X	1.92	X	2.13	X	2.15	X
Ratio of earnings to combined fixed charges and preferred dividends	1.34	X	1.21	X	1.30	X	1.40	X	1.58	X	1.77	X